Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2016
Earnings
Income before income taxes	$1,481
Add/(Deduct):
Equity in net income of affiliated companies	(23)
Dividends from affiliated companies	(3)
Fixed charges excluding capitalized interest	2,037
Earnings	$3,492

Fixed charges
Interest expense	$2,030
Interest portion of rental expense (a)	7
Capitalized interest	1
Total fixed charges	$2,038

Ratios
Ratio of earnings to fixed charges	1.7
__________

(a)	One-third of all rental expense is deemed to be interest.